November 16, 2011

Joseph B. Andolina, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, Pennsylvania 19103-6996

Re: Hatteras Sector Select Fund; 811-22614, 333-177370
         Hatteras Sector Select Institutional Fund; 811-22615, 333-177371

Dear Mr. Andolina:

        We have reviewed the registration statement on Form N-2 for the Hatteras Sector
Select Fund ("Feeder Fund") and Hatteras Sector Select Institutional Fund ("Master
Fund") (each a "Fund"; collectively "the Funds") filed with the Commission on October
18, 2011. We have the following comments. The captions and pagination used below
correspond to those the Feeder Fund uses in its registration statement, unless otherwise
indicated.

<u>Cover</u>

        Please revise the statement required by Item 1.1.j. of Form N-2 to state that
investing in the Fund should be considered "highly speculative" and involves an
"extremely high degree of risk."

        Please provide the information required by Item 1.1.g. of Form N-2 in the tabular
format shown in Form N-2.

        Since the offering will be made on a "best efforts" basis, please provide the
disclosure required by Instruction 5 to Item 1.1.g. of Form N-2, including a pricing table
in the format set forth in Form N-2.

        Disclosure in footnote 1 to the pricing table indicates that interest earned on
escrowed accounts will be credited to the Fund. Will the interest be credited to the Fund
if the Fund does not accept the investment or the offering does not close for any other
reason?

        Since the Fund's shares have no history of public trading, please provide the
disclosure required by Item 1.1.i. of Form N-2.

<u>Prospectus</u>

Fund Fees and Expenses (p. 1)

Please change the caption "Interest Expense" to "Interest Payments on Borrowed Funds." Why is the figure for this caption 0.00? If the figure is "none", please consider deleting this line from the table. *See* Instruction 2 to Item 3.1 of Form N-2.

Disclose that the Fund does not expect to issue preferred shares. In the alternative, add a preferred share dividend expense line item to the fee table, as applicable.

Please clarify whether all expense items referenced in footnote 5 are reflected in the fee table calculations. Organizational costs should be expensed in the first year of operations and therefore reflected in Other Expenses. Offering costs should be capitalized and therefore not reflected in the fee table. The Acquired Fund Fees and Expenses figure should include any incentive and performance fees paid to the Underlying Funds.

Please conform disclosure of the aggregate expenses of the Master Fund and the Feeder Fund to the requirements of Instruction 10.h. to Item 3 of Form N-2.

Why is the figure for Other Expenses not 1.40%? Please revise the Other Expenses caption to include two sub-captions to represent the two figures currently shown in the table and include a figure of 1.40% for Other Expenses. What is the basis for the $100 million figure used in calculating Other Expenses?

Please delete the last sentence from the first of the two paragraphs immediately preceding the Example.

<u>Administration Services</u> (p. 3)

For what services will the Fund pay an administration fee? How much will the Funds pay? Is the amount set forth in the fee table? How are the activities covered by the administration fee different from the activities covered by the Fund Servicing Fee?

Summary (p. 5)

<u>The Fund and the Shares</u> (p. 5)

Please remove the discussion of the Funds' compliance with Internal Revenue Code requirements (essentially the second half of the first paragraph of this section) and place it with the rest of the tax disclosure.

Investment Objective and Strategies (p. 5)

Please revise this disclosure to summarize in plain English the investment strategy of the Master Fund. Describe the types of investments the Master Fund will make, and how the strategy will accomplish the Funds' investment objective. Summarize the Funds' leverage strategies, such as borrowing and sale of preferred stock. Also summarize the principal strategies of the underlying hedge funds ("Underlying Funds") in which the Master Fund will invest. Please describe what is meant by "actively managed sector specific hedge fund strategies" and explain the meaning of "risk adjusted performance." Please explain the meaning of "sectors" as the term is used in this disclosure. Summarize any non-hedge fund investments the Master Fund may make. Please revise the Summary risk disclosure to track the revised strategy disclosure. You should also move strategy disclosure, currently found in the risk disclosure sections, to strategy sections.

Please explain why the Master Fund will invest primarily in Wellington Hedge Funds, rather than in a number of hedge funds managed by different advisers.

Please disclose the maximum percentage of an Underlying Fund's assets the Master Fund may own.

Disclosure elsewhere in the prospectus indicates the Funds will have significant overseas exposure. Please summarize the Master Fund's foreign investment strategies in this section. Summarize the risks attendant with overseas investments in the Risk Factors section of the Summary. If the Underlying Funds will invest in emerging markets, include appropriate disclosure.

Repurchase Offers (p. 8)

We note that Shareholders may receive in-kind distributions consisting of interests in Underlying Funds and/or securities from the portfolios of these funds. Disclose that interests in Underlying Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Shareholders of acquiring and holding these assets. Moreover, disclose if true, that certain Shareholders may be prohibited from even holding such securities. Please also disclose that Shareholders may also incur brokerage and/or placement fees and bear market risk when they dispose of their interests in securities that they have received as a result of an in-kind distribution.

Disclose the approximate amount of time that is likely to lapse (1) between the time a Shareholder submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Shares tendered.

Risk Factors (p. 8)

Please summarize all material risks of investing in the Feeder Fund in this section, including the risks associated with short-selling, and the principal risks of investing in the Underlying Funds; the bullet point list of risk factors is insufficient. Do the Funds intend to use leverage (*e.g.*, derivatives and/or preferred stock) during the first twelve months of operations? If so, please disclose the fact, and add appropriate fee table and risk disclosure.

Use of Proceeds (p. 10)

Please clarify how soon the proceeds of the sale of interests will be invested by the Master Fund, the reasons for any anticipated lengthy delay in investing the proceeds, and the consequences of any delay. *See* Guide 1 to Form N-2 and Item 7.2 of Form N-2. Please explain what is meant by "consistent with market conditions and the availability of suitable investments."

Distribution Arrangements (p. 10)

Sales of Shares (p. 10)

Please supplement the disclosure that the Feeder Fund may admit new members or allow existing members to increase their subscriptions at subsequent closings with disclosure to the effect that existing, non-participating shareholders will suffer dilution as a result.

Investment Objective and Strategies (p. 13)

Investment Objective (p. 13)

Since the Funds are non-diversified, please substitute another word for "diversified" in order to avoid confusion. Consider moving all but the first paragraph of this section to other, more appropriate locations (*e.g.*, strategy sections), as only the first paragraph describes the Funds' investment objective.

Investment Strategies (p. 14)

Please disclose how the Adviser will determine the sectors in which the Master Fund will invest, the amount of assets to be allocated to each sector, and when to sell them; the disclosure currently found in the subsections titled "Capital Allocation Decisions" and "Process of Portfolio Construction" (p.16) is too vague. Please explain "long/short equity strategy" in plain English. Please define "equity-related" as the term is used in this section.

Please explain how the Adviser will choose the Underlying Funds in which it will invest. Please explain the meaning of "related sectors" in each sector description in which it appears. In the "Financials" disclosure, please define the term "commodity owner."

Please summarize the principal strategies of the Underlying Funds in which the Master Fund will invest.

Overview of Investment Process (p. 15)

Clarify whether or not, when deciding to invest in a particular Underlying Fund, the Adviser will also consider any of the following: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Underlying Fund; or (3) Underlying Fund liquidity or repurchase programs.

Disclose how readily the Adviser will be able to reduce or terminate an Underlying Fund holding at the value assigned to the investment in connection with the Master Fund's calculation of its own NAV. In this regard, will the Master Fund be required to pay any additional amounts to terminate a position in an Underlying Fund?

Please disclose how regularly the Adviser will monitor Underlying Fund returns, contact Underlying Fund managers to discuss performance, evaluate Underlying Funds and reallocate Fund assets. Also disclose how much time the reallocation process is expected to take.

Describe any possible impediments to monitoring the performance of the Underlying Funds on a regular basis.

Disclose whether or not there are any percentage thresholds or other parameters that the Adviser will use as guidelines when determining whether an Underlying Fund is using an inappropriate degree of leverage.

Will the Adviser be given access to all of the information that it needs, on a timely basis, to enable it to perform the monitoring activities described in this section?

Please provide complete disclosure of the Underlying Funds' derivatives strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary. Please revise the disclosure to follow the observations in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Investment Manager's Right to Alter Sector Ranges (p. 16)

What circumstances would prompt the Adviser to change or modify the sectors in which the Master Fund invests?

Prior Performance Information (p. 17)

Please explain why you believe inclusion of this disclosure is permissible. In your response, please provide a legal analysis supporting your position citing to any precedent or staff position relevant to your position.

Conflicts of Interest (p. 18)

Please disclose the Funds' conflict of interest resolution policies in this section; reference to SAI disclosure is insufficient. Please also provide examples of conflicts of interest that may arise as a result of the investment activities of the Adviser and the Underlying Funds.

Risk Factors (p. 19)

This section contains substantial amounts of disclosure that is not risk disclosure. Accordingly, remove all non-risk disclosure from this section and place it in appropriate locations in the prospectus. For example, substantial portions of the following sections do not relate to risk disclosure: *No Operating History, Non-Diversified Status, Industry Concentration Risk, Borrowing, Use of Leverage, Valuation of WHM Funds, Bonds and other Fixed Income Securities,* and *Foreign Currency Transactions; Activist Trading Strategy.*

Include in this section descriptions of all material risks associated with investment in the Funds and Underlying Funds. Strategy risk disclosure should track strategy disclosure.

General Risks (p. 19)

Repurchase Offers; Limited Liquidity; In-Kind Distributions

Please disclose that shareholders receiving in-kind distributions could receive securities they are not permitted to own or sell.

Valuation of WHM Funds

Please explain why "[p]romoting transparency and receiving necessary information from WHM Funds may possibly be an impediment to monitoring the performance of WHM Funds on a regular basis."

Investment in Non-Voting Securities

Disclose the percentage of Master Fund assets to be invested in non-voting securities.

Risks of Securities Activities of WHM Funds

Please disclose in this section the risks of securities activities of WHM Funds; reference to SAI disclosure is insufficient.

Counterparty Credit Risk

Delete from the penultimate sentence of this paragraph the following: "with the intent to diversify." Please disclose how the Adviser "intends to attempt to monitor the counterparty credit risk exposure of WHM Funds."

Investment Sector-Specific Investment-Related Risks (p. 24)

The above title is confusing and unclear; please revise.

This section references, but does not fully describe, the risks of short-selling. Please prominently disclose all material risks of short-selling under a heading to that effect. Please do the same for long/short investing.

Risks of Securities Activities of WHM Funds (p. 25)

Why does this section not include a discussion of the risks associated with WHM Funds' use of leverage?

Bonds and other Fixed Income Securities

Please include disclosure of risk of default.

Derivatives

Please disclose all material risks of each type of derivative security the Underlying Funds are expected to utilize; include disclosure of leverage risk associated with the use of derivatives. Please include in strategy disclosure the types of derivatives the Underlying Funds are expected to utilize.

Foreign Currency Transactions; Activist Trading Strategy

These sections contain almost no risk disclosure and substantial strategy disclosure. Please move the strategy disclosure to an appropriate location and provide disclosure of all material risks associated with foreign currency transactions and an "activist trading strategy."

Limits of Risk Disclosures

The Funds are required to disclose all material and foreseeable risks of investing in them; accordingly, delete the first two sentences of this paragraph and provide the required disclosure.

Tender Offers, Offers to Repurchase (p. 31)

The prospectus indicates that repurchases are expected to occur four times a year. It therefore appears that the Fund can repurchase Shares prior to completion of the annual audits of the Investment Funds. Describe the potential risks to Shareholders of a repurchase without the information of an audit.

Calculation of Net Asset Value (p. 33)

The disclosure pertaining to the Fund's valuation procedures indicates the Fund will defer to the Investment Funds' valuation methodologies. Please explain why this is consistent with the duties of the Fund's Board to determine fair valuation procedures.

With respect to the valuation discussion <u>see</u>, <u>generally</u>, the net asset valuation discussion contained in DB Hedge Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104). In this regard, confirm, add to or revise, as appropriate, all applicable sections of the prospectus (not merely the discussion appearing under the heading "Net Asset Valuation") consistent with, but not limited to, the DB Hedge Fund Strategies Fund LLC net asset valuation discussion.

The Funds should also add disclosure indicating that the Funds have clear written policies and procedures regarding valuation reports submitted to the Board and the methodology for making valuation decisions. At a minimum, the procedures should seek to ensure that the Funds are able to reliably determine the value of the investments in Underlying Funds. Please provide us with a copy of the valuation procedures adopted by the Funds' Board.

Add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Investment Funds. Clarify whether a Shareholder may have a cause of action if he or she purchases under valuations that are not appropriate.

How will NAV be calculated in the event that the last day of an accounting period is a holiday?

Distributions (p. 36)

Will the Funds make distributions including return of capital? If so, revise the prospectus to disclose this fact and to describe the consequences of return of capital. Include in the disclosure the fact that return of capital is not earnings and profits, but is a return of the shareholder's original investment and that return of capital will lower the shareholder's basis in the investment. Disclose that this will result in higher taxes when sold, possibly even if it is sold for a loss.

<u>SAI</u>

Fundamental Policies (p. 2)

Please revise the concentration policy to conform to the requirements of the 1940 Act, *i.e*., state that concentration is investing at least 25% of the Funds' assets in an industry or group of industries.

<u>General</u>

We note that portions of the filings are incomplete. We may have additional comments on such portions, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any post-effective amendments. Please note that comments we give in one section apply to other sections in the filings that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of amendments to the registration statements. Where no change will be made in the filings in response to a comment, please indicate this fact in the correspondence and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In their response to this correspondence, the Funds should acknowledge that:

· The Funds are responsible for the adequacy and the accuracy of the disclosure in the filings;

· comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filings; and

· the Funds may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel